Exhibit 10.34

Portions of this exhibit have been omitted pursuant to a request for confidential treatment of those portions filed with the Securities and Exchange Commission. Such confidential portions have been filed with the Securities and Exchange Commission and are denoted in this exhibit by an asterisk (*).

DEVELOPMENT AND LICENSE AGREEMENT

between

AUTOIMMUNE INC.

and

RYCOR TECHNOLOGY INVESTMENTS CORP.

dated as of August 1, 2000

ARTICLE 1. DEFINITIONS		5
1.1	“Affiliate	5
1.2	“Development Phase”	5
1.3	“Effective Date”	5
1.4	“Field”	6
1.5	“Final Marketing Approval”	6
1.6	“Improvements”	6
1.7	“Licensed Products”	6
1.8	“Net Sales”	6
1.9	“Patent Rights”	6
1.10	“Third Party”	6
1.11	“Valid Claim”	6
ARTICLE 2. LICENSE GRANTS		7
2.1	Grant of License Rights by AutoImmune to Rycor	7
2.2	Sublicense	7
2.3	Reserved Rights of the United States Governmental and Brigham & Women’s Hospital	7
2.4	Marketing and Distribution Rights and Obligations	7
2.5	No Other Technology Rights	7
ARTICLE 3. EFFORTS DURING DEVELOPMENT PHASE		7
3.1	Diligent Efforts of Rycor	7
3.2	Information Exchange, Reports	8
3.3	Right to Use Data	8
3.4	Attendance at Regulatory Meetings	8
ARTICLE 4. PAYMENTS		8
4.1	Diligence Payments	8
4.2	Royalties	9
4.2.1	Royalty Calculation	9
4.2.2	Royalty Reports, Exchange Rates	9
4.2.3	Audits	9
4.2.4	Foreign Royalties	10
4.2.5	Interest on Late Payments	10
ARTICLE 5. INTELLECTUAL PROPERTY		10
5.1	Filing, Prosecution and Maintenance of Patent Rights	10
5.1.1	Prosecution and Maintenance	10
5.1.2	Abandonment; Failure to Pay	10
5.1.3	Cooperation	10
5.2	Infringement by Others	10
5.2.1	Prosecution by AutoImmune	11
5.2.2	Prosecution by Rycor	11
5.3	Declaratory Actions	11
5.4	Infringement Action Against Rycor	11
5.5	Cooperation	12

5.6	Improvements	12
ARTICLE 6. CONFIDENTIALITY		12
6.1	Nondisclosure Obligations	12
6.1.1	General	12
6.1.2	Limitations	12
6.2	Terms of this Agreement	13
6.3	Publications	13
6.3.1	Procedure	13
6.3.2	Delay	13
6.3.3	Resolution	13
6.4	Prohibition	13
6.5	Injunctive Relief	14
ARTICLE 7. REPRESENTATIONS AND WARRANTIES		14
7.1	Mutual Representations	14
7.1.1	Organization	14
7.1.2	Authorization	14
7.1.3	Binding Agreement	14
7.1.4	No Inconsistent Obligation	14
7.2	Limitations	14
7.2.1	Disclaimer of Warranty	14
7.2.2	Disclaimer of Certain Damages	15
7.2.3	Further Limitation	15
ARTICLE 8. INDEMNITY		15
8.1	Rycor Indemnity Obligations	15
8.2	AutoImmune Indemnity Obligations	15
8.3	Procedure	15
8.4	Insurance	16
ARTICLE 9. EXPIRATION AND TERMINATION		16
9.1	Expiration	16
9.2	Termination	16
9.2.1	Termination by Either Party	16
9.2.2	Termination by AutoImmune	16
9.3	Survival	17
9.4	Non-Limitation of Rights	17
ARTICLE 10. MISCELLANEOUS		17
10.1	Force Majeure	17
10.2	Assignment	17
10.3	Severability	17
10.4	Notices	18
10.5	Applicable Law	19
10.6	Dispute Resolution	19
10.6.1	Good Faith Attempt to Resolve	19
10.6.2	Mediation	19
10.6.3	Arbitration	19
10.6.4	Right to Seek Injunctive Relief	20
10.6.5	No Other Proceedings	20

10.6.6	Status Quo	20
10.7	Public Announcements	20
10.8	Entire Agreement	20
10.9	Headings	20
10.10	Independent Contractors	20
10.11	Exports	20
10.12	Waiver	21
10.13	Counterparts	21
10.14	Interpretation	21
10.15	Identification of Patent Rights; Patent Marking	21

EXHIBIT A – List of Patent Rights		22
EXHIBIT B – RoyaltyRates		24

DEVELOPMENT AND LICENSE AGREEMENT

THIS DEVELOPMENT AND LICENSE AGREEMENT dated as of August 1, 2000 (the “Agreement”) is made between AUTOIMMUNE INC., a Delaware corporation (“AutoImmune”), and RYCOR TECHNOLOGY INVESTMENTS CORP., a corporation under the laws of the Province of Alberta, Canada (“Rycor”).

RECITALS

1. AutoImmune is a biopharmaceutical company that develops drug therapies for the treatment of inflammatory diseases.

2. During the course of its work in the area of Inflammatory disease research, AutoImmune has developed certain proprietary technology related to methods and formulations for treating disease.

3. AutoImmune is interested in licensing this technology for use in the Field (as hereafter defined) to a third party which can maximize its potential by conducting clinical trials necessary to obtain approval from appropriate governmental regulatory authorities of products embodying such technology, and then selling such products on a worldwide basis.

4. Rycor is interested in obtaining an exclusive, worldwide license to AutoImmune’s technology in the Field.

5. AutoImmune is willing to grant such a license upon the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the parties hereto mutually agree as follows:

ARTICLE 1. DEFINITIONS

1.1 “Affiliate” shall mean any corporation or other entity which directly or indirectly controls, is controlled by or is under common control with a party to this Agreement. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls more than fifty (50%) of the voting stock or other ownership interest of the other corporation or entity, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity or the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the corporation or other entity.

1.2 “Development Phase” shall mean for each Licensed product the period commencing on the Effective Date and continuing until Final Marketing Approval for the Licensed Product has been obtained in the country.

1.3 “Effective Date” shall mean the date first written above.

1.4 “Field” shall mean the administration of native myelin basic protein (MBP) peptides by injection to non-mucosal sites for the treatment of multiple sclerosis.

1.5 “Final Marketing Approval” shall mean final approval of the governing health authority to market (including pricing approval where needed) a Licensed Product in a country.

1.6 “Improvements” shall mean all inventions, whether or not patentable information, know-how and data of any kind owned or controlled by, or licensed (with the right to sublicense) to, Rycor at any time during the term of this Agreement for use in connection with the development, manufacture or use of Licensed Products.

1.7 “Licensed Products” shall mean any product for use in the Field, or any method of making or using such a product for use in the Field, which, but for the license granted herein, would be within a Valid Claim of a pending patent application included in the Patent Rights or which would infringe a Valid Claim of a pending patent application or an issued patent included in the Patent Rights.

1.8 “Net Sales” shall mean the gross invoice sales price for the Licensed Products sold by Rycor, its Affiliates and/or its and their sublicensees less sales, tariff duties and/or use taxes directly imposed with reference to particular sales and separately invoiced. The transfer of the Licensed Products by Rycor or one of its permitted sublicensees to (i) an Affiliate of Rycor or (ii) another permitted sublicensee of Rycor shall not be considered a sale; in such cases, Net Sales shall be determined based on the invoiced sales price by the Affiliate or permitted sublicensee to its customer in an arms length transaction, less the deductions allowed under this Section. Every other commercial use or disposition of Licensed Products by Rycor or, to the extent permitted under Article 2, by permitted sublicensees of Rycor, other than reasonable quantities of promotional samples or bona fide sale to a bona fide customer shall be considered a sale of the Licensed Products at the weighted average Net Sales price then being invoiced by the seller in arm’s length transactions.

1.9 “Patent Rights” shall mean the United States and foreign patent applications set forth in Exhibit A hereto; any other United States and foreign patent applications owned or controlled by or licensed (with the right to sublicense), to AutoImmune and/or its Affiliates during the term of this Agreement necessary or useful for the manufacture, use or sale of Licensed Products; any division, continuation or continuation-in-part of any such applications; any foreign patent applications corresponding to any such patent applications; and any United States or foreign patents or the equivalent thereof issuing thereon or any reissue or extension thereof.

1.10 “Third Party” shall mean any entity other than AutoImmune or Rycor and their respective Affiliates.

1.11 “Valid Claim” shall mean either (a) a claim of an issued and unexpired patent which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been declared to be invalid or unenforceable through reissue or disclaimer or otherwise or (b) a claim of a pending patent application which claim was filed in good faith and has not been abandoned or finally rejected without the possibility of appeal or refiling of said application.

ARTICLE 2. LICENSE GRANTS

2.1 Grant of License Rights by AutoImmune to Rycor. Subject to the provisions of Section 2.3, AutoImmune hereby grants to Rycor the exclusive worldwide right and license under the Patent Rights to use, manufacture, have manufactured, import, offer for sale and sell the Licensed Products for use in the Field.

2.2 Sublicenses. Rycor shall have the right to grant sublicenses under the Patent Rights to Affiliates of Rycor and, with the prior written consent of AutoImmune, which consent shall not be unreasonably withheld, to Third Parties. A copy of each sublicense granted by Rycor under this Agreement shall be furnished to AutoImmune promptly after execution thereof. Any such sublicense shall conform to the terms hereof, and Rycor shall be responsible for the performance by its sublicensees of all obligations imposed under the terms of this Agreement.

2.3 Reserved Rights of the United States Governmental and Brigham & Women’s Hospital. Rycor acknowledges that the license granted herein is subject to any rights of the United States Government under 35 U.S.C. §§200-212 and a license retained by the Brigham & Women’s Hospital to use technology developed at the institution for its own internal research purposes.

2.4 Marketing and Distribution Rights and Obligations. Rycor shall have the exclusive worldwide right under the Patent Rights to market and distribute the Licensed Products. Rycor agrees, at its own expense, to use diligent efforts to market the Licensed Products to obtain maximum sales of the Licensed Products.

2.5 No Other Technology Rights. Except as otherwise expressly provided in this Agreement, under no circumstances shall a party hereto, as a result of this Agreement, obtain any ownership interest in or other right to any technology, know-how, patents, pending patent applications, products or biological materials of the other party, including items owned, controlled or developed by the other party, or transferred by the other party to said party, at any time pursuant to this Agreement. Without limitation of the foregoing, in no event shall Rycor obtain any license, ownership interest in, or other right to, any technology, know-how, patents, pending patent applications, products or biological materials of AutoImmune relating to (a) native myelin or MBP-based peptides conjugated, linked or bound to other proteins (e.g., fusion proteins), (b) native myeline or MBP-based peptides administered with heat shock proteins or adjuvants, (c) non-native myelin or MBP-based peptides (e.g., altered peptide ligands), or (d) any other field of use, including, without limitation, mucosal administration of myelin or MBP-based peptides.

ARTICLE 3. EFFORTS DURING DEVELOPMENT PHASE

3.1 Diligent Efforts of Rycor. During the Development Phase and thereafter, Rycor agrees, at its own expense, to use diligent efforts to perform research, preclinical development and clinical development with respect to Licensed Products and to seek and use its best efforts to obtain Final Market Approvals for Licensed Products throughout the world at the earliest practicable date. Rycor shall have sole responsibility for filing and obtaining health registrations for all Licensed Products and shall have sole ownership of any such health registrations which it obtains.

3.2 Information Exchange, Reports. During the Development Phase and thereafter, Rycor shall keep AutoImmune informed as to its progress related to the Licensed Products, including but not limited to prompt disclosure of any information on adverse reactions and summarized results of all preclinical or clinical studies or tests performed by Rycor or its Affiliates and sublicensees. Once every twelve months following the Effective Date, Rycor shall provide AutoImmune with a reasonably detailed report describing Rycor’s progress during the preceding twelve months with respect to Rycor’s efforts under this Agreement.

3.3 Right to Use Data. Rycor shall retain copies of all information and data which Rycor generates during the course of preclinical and clinical trials conducted during the Development Phase, and Rycor shall grant AutoImmune a perpetual, non-exclusive, worldwide, royalty-free license to use any such information or data for any purpose, including the right to sublicense the right to such use. In the event this Agreement is terminated other than by Rycor pursuant to Section 9.2.1, AutoImmune shall retain such license and shall have unrestricted access to and use of such information and data for any purpose, including any regulatory purpose.

3.4 Attendance at Regulatory Meetings. Rycor will provide AutoImmune with reasonable prior notice of all meetings between its representatives and regulatory authorities regarding marketing approval of the Licensed Products. AutoImmune shall have the right to have a representative present at all important meetings; provided, however, that Rycor may revoke this right with respect to any particular meeting (other than with the FDA) if, in its good faith reasonable judgment, the presence of AutoImmune will be a detriment to the success of the meeting.

ARTICLE 4. PAYMENTS

4.1 Diligence Payments. In consideration for entering into this agreement and in partial consideration for the licenses granted herein, on each of the dates set forth below, Rycor shall make the corresponding payment sated below in United States dollars by wire transfer in accordance with instructions provided by AutoImmune. Payments made by Rycor to AutoImmune pursuant to this Section 4.1 are not refundable under any circumstances and will not be credited against royalty payments due to AutoImmune pursuant to Section 4.2.

On the first day of the first month following the Effective Date and on the first day of each of the successive eleven months, $2,500.00

On the first day of the thirteenth month following the Effective Date and on the first day of each of the successive eleven months $5,000.00

On the first day of the twenty-fifth month following the Effective Date and on the first day of each of the successive eleven months $7,500.00

On the first day of the thirty-seventh month following the Effective Date and on the first day of each of the successive eleven months $10,000.00

On the first day of the forty-ninth month following the Effective Date and on the first day of each of the successive eleven months $12,500.00.

On the first day of the sixty-first month following the Effective Date and on the first day of each successive month $15,000.00

4.2 Royalties. Following the First Commercial Sale of a Licensed Product, Rycor will pay, on a quarterly basis without offset or deduction, a royalty in the amounts set forth below on Net Sales of the Licensed Product during the previous quarter.

4.2.1 Royalty Calculation. As additional consideration for the licenses granted to Rycor, Rycor, its Affiliates and/or sublicensees shall pay to AutoImmune a royalty on Net Sales the rates set forth on Exhibit B.

4.2.2 Royalty Reports, Exchange Rates. During the term of this Agreement following the First Commercial Sale of a Licensed Product, Rycor shall within forth-five (45) days after each calendar quarter furnish to AutoImmune a written quarterly report showing: (i) the gross sales of the Licensed Products sold by Rycor, its Affiliates, and its sublicensees during the reporting period and the calculation of Net Sales from such gross sales; (ii) the royalty due thereon; (iii) withholding taxes, if any, required by law to be deducted in respect of such royalties; and (iv) the exchange rates used in determining the amount of United States dollars. All sales in currencies other than United States dollars shall be converted into United States dollars calculated at the exchange rate published in The Wall Street Journal on the last day of the calendar quarter. If no royalty is due for any royalty period hereunder, Rycor shall so report. Rycor shall keep complete and accurate records in sufficient detail to properly reflect all gross sales and Net Sales and to enable the royalties payable hereunder to be determined.

4.2.3 Audits. Upon the written request of AutoImmune, Rycor shall permit an internal auditor or independent public accountant selected by AutoImmune and acceptable to Rycor which acceptance shall not be unreasonably withheld or delayed, to have access during normal business hours to such records of Rycor as may be reasonably necessary to verify the accuracy of the royalty reports described herein, in respect of any calendar year ending not more than thirty-six (36) months prior to the date of such request. All such verifications shall be conducted at AutoImmune’s expense and not more than once in each calendar year. In the event such AutoImmune representative concludes that additional royalties were owed to AutoImmune during such period, the additional royalty shall be paid by Rycor within thirty (30) days of the date AutoImmune delivers to Rycor such representative’s written report so concluding. The fees charged by such representative shall be paid by AutoImmune unless the audit discloses that the royalties payable by Rycor for the audited period are incorrect by more than two percent (2%), in which case Rycor shall pay the reasonable fees and expenses charged by such representative and a further amount equal to the royalty shortfall. Rycor shall include in each Third Party sublicense granted by it pursuant to this Agreement a provision requiring the sublicensee to make reports to Rycor, to keep and maintain records of sales made pursuant to such sublicense and to grant access to such records by AutoImmune’s representatives to the same extent required of

Rycor under this Agreement. AutoImmune agrees that all information subject to review under this Section 4.2.3 or under any sublicense agreement is confidential and that AutoImmune shall cause its representatives to retain all such information in confidence (except for disclosure to AutoImmune).

4.2.4 Foreign Royalties. If royalties are due AutoImmune hereunder for sales of Licensed Products in a country in which, by reason of currency regulations or taxes of any kind, it is impossible or illegal for Rycor, its Affiliates and/or sublicensees to transfer royalty payments to AutoImmune for Net Sales in that country, such royalties shall be deposited in whatever currency is allowable by the person or entity not able to make the transfer for the benefit or credit of AutoImmune in an accredited bank in that country that is acceptable to AutoImmune.

4.2.5 Interest on Late Payments. Any payments by Rycor to AutoImmune that are not paid on or before the fifth day after the date such payments are due under this Agreement shall bear interest at the lower of (a) the maximum rate permitted by applicable law and (b) two (2) percentage points above the prime rate of interest reported from time to time by The Wall Street Journal, calculated on the number of days such payment is delinquent.

ARTICLE 5. INTELLECTUAL PROPERTY

5.1 Filing, Prosecution and Maintenance of Patent Rights.

5.1.1 Prosecution and Maintenance. AutoImmune shall be responsible at its expense for filing, prosecution and maintenance of the Patent Rights in its own name, keeping Rycor informed.

5.1.2 Abandonment; Failure to Pay. AutoImmune agrees that it will not abandon the prosecution of any patent applications included within the Patent Rights nor shall it fail to make any payment or fail to take any other action necessary to maintain a patent under the Patent Rights unless it has notified Rycor in sufficient time for Rycor to assume such prosecution or make such payment. If AutoImmune elects not to continue to seek or maintain patent protection on any patent or patent application included in the Patent Rights, Rycor shall have the right, at its option and expense, but in the name of AutoImmune, to prepare, file, prosecute (including oppositions) and maintain such patent applications and patents; provided, however, that the rights of the parties with respect to any such Patent Rights in all other respects shall be as described in this Agreement.

5.1.3 Cooperation. Each party shall make available to the other party (or to the other party’s authorized attorneys, agents or representatives), its employees, agents or consultants to the extent reasonably necessary or appropriate to enable the appropriate party to file, prosecute and maintain patent applications and resulting patents as set forth in this Section 5.1 for periods of time reasonably sufficient for such party to obtain the assistance it needs from such personnel. Where appropriate, each party shall sign or cause to have signed all documents relating to said patent applications or patents at no charge to the other party.

5.2 Infringement by Others.

5.2.1 Prosecution by AutoImmune. AutoImmune and Rycor shall each promptly notify the other in writing of any alleged or threatened infringement of patents or patent applications included in the Patent Rights licensed hereunder to Rycor of which they become aware, and the parties shall consult with one another concerning the action to be taken. AutoImmune shall have the right, but not the obligation, to prosecute at its own expense any such infringement. After repayment to AutoImmune of all of its costs and expenses, any recovery or damages derived from such action shall be shared equally by AutoImmune and Rycor.

5.2.2 Prosecution by Rycor. If, within sixty (60) days after AutoImmune first becomes aware of any infringement of the Patent Rights, AutoImmune declines to prosecute such infringement or fails to cause such infringement to terminate or to bring or diligently prosecute a suit or action to compel termination, Rycor shall have the right, but not the obligation, to bring such suit or action to compel termination at the sole expense of Rycor. In such event, Rycor shall have the right, if AutoImmune is a legally indispensable party, to bring such suit or action in the name of AutoImmune. AutoImmune shall have the right to join any such suit or action brought by Rycor at AutoImmune’s expense. Any recovery or damages derived from such action shall first be used to reimburse the parties for all legal expenses relating to the suit and thereafter shall be shared seventy-five percent (75%) by Rycor and twenty-five percent (25%) by AutoImmune. No settlement, consent, judgment or other voluntary final disposition of the suit may be entered into without the consent of AutoImmune, which consent shall not unreasonably be withheld.

5.3 Declaratory Actions. In the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Patent Rights shall be brought against Rycor, Rycor shall notify AutoImmune in writing, and the parties shall consult concerning the action to be taken. AutoImmune, at its sole option, shall have the right, within thirty (30) days after commencement of such action, to intervene, take over and duly prosecute the sole defense of the action at its own expense. Rycor shall have no obligation to defend any such action, but Rycor shall have the right, at its own expense, to join in the defense of any such suit or action or to defend any such action if AutoImmune has decided not to do so within thirty (30) days after AutoImmune first becomes aware of the action.

5.4 Infringement Action Against Rycor. In the event that a suit or action is brought against Rycor alleging infringement of any third-party patent right as a result of the exercise of Rycor’s rights under Section 2.1, Rycor shall have the exclusive right to defend such suit or action at its sole expense. AutoImmune will confer with and assist Rycor, at AutoImmune’s expense, in the conduct or settlement of such defense. AutoImmune shall have the right to be represented in such suit or action by advisory counsel at its expense. Rycor shall not have the right to settle any such suit or action without the prior written consent of AutoImmune if as a result of such settlement AutoImmune would be obligated to make any payment, assume any obligation, part with any property or interest therein, be subject to any injunction or order, grant any license or other right under the Patent Rights, or acknowledge the invalidity of any of the Patent Rights. Any recovery or damages obtained by Rycor in relation to any counterclaim or the like filed by Rycor in such suit shall be applied first in satisfaction of any expenses and legal fees of Rycor relating to the suit. Any recovery or damages still remaining shall be shared seventy-five percent (75%) by Rycor and twenty-five percent (25%) by AutoImmune.

5.5 Cooperation. In any infringement suit either party may institute to enforce or defend the Patent Rights or in which either party defends claims of infringement of third-party patents pursuant to this Agreement or in any declaratory judgment action defended by a party, the other party shall, at the request of the party initiating or defending such suit, cooperate at its expense in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples and the like.

5.6 Improvements. Rycor hereby grants to AutoImmune a non-exclusive, worldwide, royalty-free license, including the right to sublicense, to all Improvements for any purpose; during the term of this Agreement, such license shall be for use only outside the Field. In the event this Agreement is terminated other than by Rycor pursuant to Section 9.2.1, AutoImmune shall retain such license.

ARTICLE 6. CONFIDENTIALITY

6.1 Nondisclosure Obligations.

6.1.1 General. Except as otherwise provided in this Article 6, during the term of this Agreement and for a period of five (5) years thereafter, both parties shall maintain in confidence and use only for purposes specifically authorized under this Agreement (i) information and data received from the other party resulting from or related to the development of the Licensed Products and (ii) all information and data not described in clause (i) but supplied by the other party under this Agreement. For purposes of this Article 6, information and data described in clause (i) or (ii) shall be referred to as “Information”.

6.1.2 Limitations. To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement, a party may disclose to its Affiliates, actual or potential sublicensees, consultants, outside contractors, and clinical investigators, Information it is otherwise obligated under this Section 6.1 not to disclose on a need-to-know basis on condition that such entities or persons agree to keep the Information confidential for the same periods and to the same extent as such party is required to keep the Information confidential; and a party or its sublicensees may disclose such Information to government or other regulatory authorities to the extent that such disclosure is reasonably necessary to obtain patents or authorizations to conduct clinical trials of, and to commercially market, the Licensed Products. The obligation not to disclose Information shall not apply to any part of such Information that: (i) is or becomes part of the public domain other than by unauthorized acts of the party obligated not to disclose such Information or its Affiliates or sublicensees; (ii) can be shown by written documents to have been disclosed to the receiving party or its Affiliates or sublicensees by a Third Party, provided such Information was not obtained by such Third Party directly or indirectly from the other party pursuant to a confidentiality agreement; (iii) prior to disclosure under this Agreement, was already in the possession of the receiving party or its Affiliates or sublicensees, provided such Information was not obtained directly or indirectly from the other party pursuant to a confidentiality agreement; (iv) can be shown by written documents to have been independently developed by the receiving party or its Affiliates without breach of any of the provisions of this Agreement; or (v) is disclosed by the receiving party pursuant to interrogatories, requests for information or documents, subpoena, civil investigative demand issued by a court or governmental agency or as otherwise required by law, provided that the receiving party notifies the other party immediately upon receipt thereof and provided further that the disclosing party furnishes only that portion of the Information which it is advised by counsel is legally required.

6.2 Terms of this Agreement. Except as provided in Section 10.7 hereof, AutoImmune and Rycor each agree not to disclose any terms or conditions of this Agreement to any Third Party without the prior consent of the other party, except as required by applicable law or pursuant to a confidentiality agreement no less restrictive than this Article 6. If either party determines that it is required to file with the Securities and Exchange Commission or other governmental agency this Agreement for any reason, such party shall request confidential treatment of such portions of this Agreement as it and the other party shall together determine. Notwithstanding the foregoing, prior to execution of this Agreement, AutoImmune and Rycor shall agree upon the substance of information that can be used as a routine reference in the usual course of business to describe the terms of this transaction, and AutoImmune and Rycor may disclose such information, as modified by mutual agreement from time to time, without the other party’s consent.

6.3 Publications.

6.3.1 Procedure. Each party recognizes the mutual interest in obtaining patent protection for inventions which arise under this Agreement. In the event that either party, its employees or consultants or any other Third Party under contract to such party wishes to make a publication (including any oral disclosure made without obligation of confidentiality) relating to work performed under this Agreement (the “Publishing Party”), such party shall transmit to the other party (the “Reviewing Party”) a copy of the proposed written publication at least thirty (30) days prior to submission for publication, or an abstract of such oral disclosure at least thirty (30) days prior to submission of the abstract or the oral disclosure, whichever is earlier. The Reviewing Party shall have the right (a) to propose modifications to the publication for patent reasons, (b) to request a delay in publication or presentation in order to protect patentable information, or (c) to request that the information be maintained as a trade secret and, in such case, the Publishing Party shall not make such publication. If no request for delay is made by the Reviewing Party subject to (a), (b) or (c) hereinabove, then the proposed publication may be submitted for publication.

6.3.2 Delay. If the Reviewing Party requests a delay as described in Section 6.3.1(b), the Publishing Party shall delay submission or presentation of the publication for a period of ninety (90) days to enable patent applications protecting each party’s right in such information to be filed.

6.3.3 Resolution. Upon the receipt of written approval of the Reviewing Party, the Publishing Party may proceed with the written publication or the oral presentation.

6.4 Prohibition. The use by Rycor, its Affiliates and sublicensees of the names “Brigham & Women’s Hospital” and “Harvard Medical School” or any other academic or governmental installation wherein any of the Patent Rights or AutoImmune Technology has originated in connection with the licensure, marketing or sale of Licensed Products is expressly prohibited.

6.5 Injunctive Relief. The parties hereto understand and agree that remedies at law may be inadequate to protect against any breach of any provisions of this Article 6 by either party or their employees, agent, officers or directors or any other person acting in concert with it or on its behalf. Accordingly, each party shall be entitled to the granting of injunctive relief by a court of competent jurisdiction against any action that constitutes any such breach of this Article 6, without any requirement to post a bond.

ARTICLE 7. REPRESENTATIONS AND WARRANTIES

7.1 Mutual Representations. AutoImmune and Rycor each represent and warrant to the other as follows:

7.1.1 Organization. It is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement.

7.1.2 Authorization. The execution, delivery and performance by it of this Agreement has been duly authorized by all necessary corporate action and does not violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to it or any provision of its charter documents or any agreement or other instrument or obligation to which it is bound or its assets are subject.

7.1.3 Binding Agreement. This Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms and conditions.

7.1.4 No Inconsistent Obligation. Except as provided in Section 2.3, it is not under any obligation to any person, or entity, contractual or otherwise, that is conflicting or inconsistent in any respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations.

7.2 Limitations.

7.2.1 Disclaimer of Warranty. Except as provided in Section 7.1, the rights granted by AutoImmune herein are provided WITHOUT REPRESENTATION OR WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED. AUTOIMMUNE MAKES NO REPRESENTATION OR WARRANTY THAT EXERCISE OF THE RIGHTS GRANTED IN THIS AGREEMENT WILL NOT INFRINGE A PATENT OR OTHER PROPRIETARY RIGHT OF ANY THIRD-PARTY. AUTOIMMUNE ASSUMES NO RESPONSIBILITY WHATSOEVER WITH RESPECT TO MERCHANTABILITY, FITNESS OR QUALITY OF THE DATA CONTAINED IN THE PATENT RIGHTS, OR THE PRACTICE OF THE INVENTIONS CONTAINED THEREIN OR THE USE THEREOF, OR THE MANUFACTURE, POSSESSION, USE, MARKETING, SALE OR OTHER DISPOSITION, BY RYCOR OR ANYONE ELSE, OF LICENSED PRODUCT(S). Without limitation of the generality of this Section, nothing contained herein or in the Patents Rights shall be construed as extending any representation or warranty with respect to any of the foregoing or the results to be obtained thereby.

7.2.2 Disclaimer of Certain Damages. IN NO EVENT WILL AUTOIMMUNE BE LIABLE TO RYCOR OR ANY OTHER PARTY, REGARDLESS OF THE CAUSE OR THEORY OF ACTION (WHETHER CONTRACT, TORT INCLUDING WITHOUT LIMITATION STRICT LIABILITY AND NEGLIGENCE, OR OTHERWISE) FOR ANY INCIDENTAL, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR OTHER EXTRAORDINARY DAMAGES RESULTING FROM OR ARISING UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION THE EXERCISE OF THE RIGHTS GRANTED IN THIS AGREEMENT, THE USE OF PATENT RIGHTS, OR THE MANUFACTURE, SALE OR USE OF LICENSED PRODUCTS.

7.2.3 Further Limitation. Nothing in this Agreement shall be construed as:

(a) a warranty or representation by AutoImmune as to the validity or scope of any Patent Rights; or

(b) a warranty or representation that anything made, used, sold or otherwise disposed of under the rights granted in this Agreement is or will be free from infringement of a third-party patent or other proprietary right; or

(c) conferring by implication, estoppel or otherwise any license or other right under patents or technology of AutoImmune.

ARTICLE 8. INDEMNITY

8.1 Rycor Indemnity Obligations. Rycor agrees to defend, indemnify and hold AutoImmune, its Affiliates and their respective directors, officers, employees and agents harmless against any and all claims, suits, losses, judgments, liabilities, damages, costs and fees (including but not limited to reasonable attorneys’ fees) and expenses resulting from or arising out of (a) the breach by Rycor of its representations and warranties in Article 7 or any other breach of this Agreement; (b) actual or asserted violations of any applicable law or regulation by Rycor, its Affiliates or sublicensees by virtue of which the Licensed Products manufactured, distributed or sold shall be alleged or determined to be adulterated, misbranded, mislabeled or otherwise not in compliance with such applicable law or regulation; (c) claims for bodily injury, death, property damage or monetary loss attributable to the manufacture, distribution, sale or use of the Licensed Products by Rycor, its Affiliates or sublicensees; or (d) a recall ordered by a governmental agency, or required by a confirmed failure, of Licensed Products manufactured, distributed, or sold by Rycor, its Affiliates or sublicensees.

8.2 AutoImmune Indemnity Obligations. AutoImmune agrees to defend, indemnify and hold Rycor, its Affiliates and their respective directors, officers, employees and agents harmless against any and all claims, suits, losses, judgments, liabilities, damages, costs, fees (including but not limited to reasonable attorneys’ fees) and expenses resulting from or arising out of the breach by AutoImmune of its representations and warranties in Article 7 or any other breach of this Agreement.

8.3 Procedure. A party of any of its Affiliates or their respective employees or agents (the “Indemnitee”) that intends to claim indemnification under this Article 8 shall promptly notify the other party (the “Indemnitor”) of any loss, claim, damage, liability or action in respect of which the Indemnitee intents to claim such indemnification, and the Indemnitor shall assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitor, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between the Indemnitee and the Indemnitor. The indemnity agreement in this Article 8 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld unreasonably. The failure to deliver notice to the Indemnitor within a reasonable time after the commencement of any such action shall not relieve the Indemnitor of any liability to the Indemnitee under this Article 8. The Indemnitee and its employees and agents shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this indemnification. In the event that an Indemnitee claims indemnity from the Indemnitor and the Indemnitor is finally held liable to indemnify the Indemnitee, the Indemnitor shall additionally be liable to pay the reasonable legal costs and attorneys’ fees incurred by the Indemnitee in establishing its claim for indemnity. If either counsel for Rycor or counsel for AutoImmune represents both Rycor and AutoImmune in any action to be indemnified under this Article 8 or in any action under Article 5, the parties agree that they will not use that representation to disqualify that counsel in unrelated matters.

8.4 Insurance. Rycor shall maintain reasonable levels of appropriate product liability insurance with financially responsible insurance carriers naming AutoImmune as an additional insured with respect to development, manufacture and sales of the Licensed Products by Rycor. Rycor shall maintain such insurance naming AutoImmune as an additional insured for so long as it continues to develop, manufacture or sell the Licensed Products, and thereafter for so long as Rycor maintains insurance for itself covering such manufacture or sales.

ARTICLE 9. EXPIRATION AND TERMINATION

9.1 Expiration. Unless this Agreement is sooner terminated in accordance with the provisions of this Article 9, the term of Rycor’s obligation of royalty payments pursuant to Section 4.2 hereof shall cease on a country-by-country and Licensed Product-by-Licensed Product basis when there is no longer a Valid Claim with respect to the Licensed Product in the country in which the sales occur. After such expiration Rycor shall have an irrevocable paid-up license thereafter for such country as to such Licensed Product.

9.2 Termination.

9.2.1 Termination by Either Party. Subject to the provisions of Section 9.2.2, this Agreement may be terminated by either party (i) by reason of a material breach if the breaching party fails to remedy such breach within ninety (90) days after written notice thereof by the non-breaching party or (ii) upon bankruptcy, insolvency, dissolution or winding up of the other party.

9.2.2 Termination by AutoImmune. This Agreement may be terminated by AutoImmune by written notice to Rycor if (i) Rycor fails to make any payment provided for in this Agreement within ten (10) business days after such payment becomes payable and such failure is not remedied within thirty (30) days after notice thereof from AutoImmune, provided that Rycor may remedy any such breach only once in a period of twelve (12) consecutive months, or (ii) Rycor is in breach of its obligations under Section 2.4 or 3.1 hereof.

9.3 Survival. The provisions of Articles 5, 6, 7 and 8 and Sections 3.3, 4.2 (with respect to royalties accrued but not yet paid and with respect to Sections 4.2.2, 4.2.3, 4.2.4 and 4.2.5), 9.4, 10.11 and this Section 9.3 shall survive the expiration or termination of this Agreement.

9.4 Non-Limitation of Rights. Termination of this Agreement pursuant to Section 9.2 shall not be exclusive or prejudicial to any other rights or remedies of the non-defaulting party on account of the defaulting party’s breach or default under this Agreement.

ARTICLE 10. MISCELLANEOUS

10.1 Force Majeure. Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or be in breach of this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including but not limited to fire, floods, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, act of God or acts, omissions or delays in acting by any governmental authority or the other party; provided, however, that the party so affected shall use reasonable commercial efforts to avoid or remove such causes of nonperformance, and shall continue performance hereunder with reasonable dispatch whenever such causes are removed. Either party shall provide the other party with prompt written notice of any delay or failure to perform that occurs by reason of force majeure. The parties shall mutually seek a resolution of the delay or the failure to perform as noted above.

10.2 Assignment. This Agreement may not be assigned or otherwise transferred by Rycor without the prior written consent of AutoImmune; provided however, that Rycor may, without such consent, assign its rights and obligations under this Agreement (i) to any Affiliate or (ii) in connection with a merger, consolidation or sale of substantially all of such party’s assets to an unrelated Third Party; provided, however, that such party’s rights and obligations under this Agreement shall be assumed in writing by its successor in interest in any such transaction and shall not be transferred separate from all or substantially all of its other business assets, including those business assets that are the subject of this Agreement. Any purported assignment in violation of the preceding sentence shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement.

10.3 Severability. Each party hereby agrees that it does not intend to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country or community or association of countries. Should one or more provisions of this Agreement be or become invalid, the parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the parties would have entered into this Agreement with such valid provisions. In case such valid provisions cannot be agreed upon, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the parties would not have entered into this Agreement without the invalid provisions.

10.4 Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the parties hereto to the other shall be in writing, delivered personally or by facsimile (and promptly confirmed by telephone, personal delivery or courier) or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and shall be effective upon receipt by the addressee.

If to AutoImmune:

AutoImmune Inc.

1199 Madia Street

Pasadena, CA 91103-1961

Attn: Robert C. Bishop, Ph.D.

Chairman of the Board,

President and Chief Executive Officer

Telephone: (626) 792-1235

Telecopy: (626) 792-1236

with a copy to:

Nutter, McClennen & Fish, LLP

One International Place

Boston, MA 02110-2699

Attention: Constantine Alexander, Esq.

Telephone: (617) 439-2595

Telecopy: (617) 310-9597

If to Rycor:

Rycor Technology Investments Corp.

Rycor Business Centre

6030 – 88 Street, N.W.

Edmonton, Alberta, Canada T6E 6G4

Attention: Kevin Giese

Telephone: (780) 448-7230

Telecopy: (780) 466-6791

with a copy to:

University of Alberta

222 Campus Tower

8625 – 112 Street

Edmonton, Alberta, Canada T6G 2E1

Attention: Director, Industry Liaison Office

Telephone: (780) 492-5787

Telecopy: (780) 492-7896

10.5 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to the choice of laws provisions thereof; provided, however, that the scope, validity and enforceability of patents shall be determined in accordance with the applicable laws of the countries in which such patents have been issued.

10.6 Dispute Resolution.

10.6.1 Good Faith Attempt to Resolve. The parties hereby agree that they will attempt in good faith to resolve any controversy or claim arising out of or relating to this Agreement promptly by negotiations. If a controversy or claim should arise hereunder, the representatives of the parties will confer at least once and will attempt to resolve the matter. If the matter has not been resolved within fourteen (14) days after their first meeting, the representative shall refer the matter to the Chief Executive Officers of the parties.

10.6.2 Mediation. If the matter has not been resolved within sixty (60) days after the first meeting of the Chief Executive Officers of the parties (which period may be extended by mutual agreement), the parties agree to attempt in good faith to settle the matter by mediation to be held in accordance with the Commercial Mediation Rules (the “Mediation Rules”) of the American Arbitration Association (the “Association”) as the Mediation Rules then exist, in Boston, Massachusetts, with the following deviations from the Mediation Rules. By mutual agreement, the parties shall select at least one qualified neutral mediator to serve who shall be an expert in the area of dispute including the relevant technical and legal issues. The party requesting mediation shall designate its nominee or nominees in the request, which shall be addressed to the Association with a simultaneous copy to the other party. The other party may accept a nominee of the requesting party or may designate its own nominee or nominees. The requesting party may accept a nominee of the other party or reject the nominee. If within thirty (30) days after the initial request for mediation, the parties are unable to select a mutually satisfactory, qualified neutral expert mediator, a mediator shall be appointed by the Association according to the Mediation Rules.

10.6.3 Arbitration. If the parties are unable to resolve the matter through mediation within one hundred twenty (120) days after mediation has been requested, the parties shall submit the dispute to arbitration. The arbitration shall be held in accordance with the Commercial Arbitration Rules of the Association (the “Arbitration Rules”) as the Arbitration Rules then exist by one or more arbitrators appointed in accordance with the Arbitration Rules. The arbitrator shall be an expert in the areas of the dispute including the technical and legal issues. The parties shall have the right to take discovery of the other party by any or all methods provided in the Federal Rules of Civil Procedures (U.S.) to the extent permitted by the arbitrator. The arbitration shall take place in Boston, Massachusetts. Any decision or award resulting from the arbitration provided for herein shall be final and binding on the parties hereto. Judgment upon the arbitrator’s award may be entered in any court of competent jurisdiction. The award of the arbitrator may include compensatory damages against either party, but under no circumstances will the arbitrator be authorized to, nor shall he, award punitive damages or multiple or augmented damages against either party.

10.6.4 Right to Seek Injunctive Relief. Notwithstanding the foregoing provisions of this Section 10.6, either party has the right to bring suit in a court of competent jurisdiction against the other party for (i) any breach of such other party’s duties of confidentiality pursuant to Article 6 of this Agreement and (ii) any infringement of its own proprietary rights by the other party.

10.6.5 No Other Proceedings. The parties agree not to institute any litigation or other proceedings against each other in connection with this Agreement except as provided in this Section 10.6 unless this Agreement otherwise provides.

10.6.6 Status Quo. While a controversy or claim arising out of or relating to this Agreement is being resolved pursuant to this Section 10.6, the obligations of the parties other than those which are the subject of the controversy or claim shall remain unaffected.

10.7 Public Announcements. The parties agree that press releases and other announcements to be made by either of them in relation to this Agreement shall be subject to the written consent of the other party, which consent shall not be unreasonably withheld or delayed, except to the extent otherwise required by law. The parties will agree to issue a joint press release immediately following the execution of this Agreement, the form and content of which shall be reasonably satisfactory to parties.

10.8 Entire Agreement. This Agreement, together with the Exhibits hereto, contains the entire understanding of the parties with respect to the subject matter hereof. All express or implied agreements and understandings, either oral or written, heretofore made are expressly merged in and made a part of this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both parties hereto.

10.9 Headings. The captions to several Articles and Sections hereof are not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several Articles and Section hereof.

10.10 Independent Contractors. It is expressly agreed that AutoImmune and Rycor shall be independent contractors and that the relationship between the two parties shall not constitute a partnership, joint venture or agency. Neither AutoImmune nor Rycor shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior consent of the other party to do so.

10.11 Exports. The parties acknowledge that the export of technical data, materials, or products is subject to the exporting party receiving any necessary export licenses and that the parties cannot be responsible for any delays attributable to export controls which are beyond the reasonable control of either party. AutoImmune and Rycor agree not to export or re-export, directly or indirectly, any information, technical data, the direct product of such data, samples or equipment received or generated under this Agreement in violation of any applicable export control laws or governmental regulations. AutoImmune and Rycor agree to obtain similar covenants from their licensees, sublicensees and contractors with respect to the subject matter of this Section 10.12.

10.12 Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature of otherwise.

10.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.14 Interpretation. The parties acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

10.15 Identification of Patent Rights; Patent Marking. Where appropriate, all packaging and documentation for the Licensed Products shall include a notation acknowledging AutoImmune’s patent rights in the Licensed Products. Rycor shall mark, and cause its Affiliates and sublicensees to mark, all Licensed Products made, sold or used under this Agreement, or their containers, in accordance with the applicable patent marking laws of each country in which such Licensed Products are to be sold or offered for sale.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

AUTOIMMUNE INC.		RYCOR TECHNOLOGY INVESTMENTS CORP.

By:	/s/ ROBERT C. BISHOP	By:	/s/ KEVIN GIESE
	Robert C. Bishop, Ph.D.		Kevin Giese
Title:	Chairman of the Board, President and Chief Executive Officer	Title:	President

EXHIBIT A

List of Patents/Patent Applications pending

TITLE		:	SUPPRESSION OF T-CELL PROLIFERATION USING PEPTIDE FRAGMENTS OF MYELIN BASIC PROTEIN

1.	*

2.	*

3.	*

4.	*

5.	*

6.	*

7.	*

8.	*

9.	*

10.	*

11.	*

12.	*

13.	*

14.	*

15.	*

16.	*

17.	*

18.	*

19.	*

20.	*

	21.	*

	22.	*

	23.	*

	24.	*

TITLE			:	PEPTIDE FRAGMENTS OF MYELIN BASIC PROTEIN

	25.	*

	26.	*

	27.	*

EXHIBIT B

ROYALTY RATES

1. The royalty rate for all Licensed Products shall be determined as follows:

(a) until aggregate Net Sales for all Licensed Products reach $250,000,000, the royalty rate shall be * (*).

(b) when aggregate Net Sales for all Licensed Products exceed $250,000,000, the royalty rate on the next $250,000,000 of aggregate Net Sales shall be * (*).

(c) when aggregate Net Sales for all Licensed Products exceed $500,000,000, the royalty rate on the next $250,000,000 of aggregate Net Sales shall be * (*).

(d) when aggregate Net Sales for Licensed Products exceed $750,000,000, the royalty rate on the next $250,000,000 of aggregate Net Sales shall be * (*).

(e) when aggregate Net Sales for Licensed Products exceed $1,000,000,000, the royalty rate on the excess shall be * (*).

2. The foregoing dollar amounts of Net Sales are expressed in United States dollars and shall be converted into such in accordance with Section 4.2.2 of the Agreement.